Consolidated Financial Statements

Coral Gold Resources Ltd.
January 31, 2007, 2006 and 2005
(an exploration stage company)
(In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coral Gold Resources Ltd.
(an exploration stage company)

We have audited the accompanying consolidated balance sheets of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2007 and 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for each of the years in the two year period ended January 31, 2007, and for the period from January 22, 1981 (inception) through January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements as of January 31, 2005 and for the year then ended, and for the period from January 22, 1981 (inception) through January 31, 2005, were audited by other auditors who have ceased operations and whose report dated April 13, 2005 expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the period from January 22, 1981 (inception) through January 31, 2005 prior to restatement included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period from January 22, 1981 (inception) through January 31, 2007, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. (an exploration stage company), at January 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2007 and the period from January 22, 1981 (inception) through January 31, 2007, in conformity with Canadian generally accepted accounting principles.

The consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2005, the related consolidated statements of operations and deficit, cash flows and mineral properties for the year ended January 31, 2005, prior to the adjustments described in our audit report dated May 31, 2006 (except as to Notes 2 and 19, which are as of April 24, 2007) with respect to the restated consolidated financial statements of Coral Gold Resources Ltd. (an exploration stage company) as of January 31, 2006 and for the year then ended, were audited by other auditors who have ceased operations.

Vancouver, Canada,                                                     “/s/Ernst & Young LLP”
May 24, 2007.                                                         Chartered Accountants

MOORESTEPHENS
ELLISFOSTERLTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) (An Exploration Stage Company) and Subsidiaries (the “Company”) as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year ended January 31, 2005 and for the cumulative period January 22, 1981 (inception) to January 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the company as at January 31, 2005 and the results of its operations and its cash flows for the year ended January 31, 2005 and for the cumulative period January 22, 1981 (inception) to January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at January 31, 2005 and the determination of net loss for the year ended January 31, 2005 are summarized in note 14.

Vancouver, Canada                                                     “MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005                                                                  Chartered Accountants
(except as to note 14 all of which are as of July 21, 2005)

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

As at January 31	(In Canadian Dollars)

	2007		2006
	$		$

ASSETS
Current
Cash and cash equivalents		2,545,711		663,071
Advances receivable [note 11(a)]		50,442		62,358
Interest receivable and prepaid expenses		86,644		69,856
		2,682,797		795,285
Investment securities [note 4]		118,751		147,408
Loan receivable [note 11(h)]		—		83,000
Equipment [note 5]		2,908		3,634
Mineral properties [note 6]		11,755,737		10,095,609
Reclamation deposit [note 7]		332,229		260,976
		14,892,422		11,385,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11 (i)]		452,439		696,810
Advances payable to related parties [note 11(b)]		17,972		61,956
		470,411		758,766

Asset retirement obligation [note 12]		15,614		16,000

Future income tax liability [note 13]		3,495,231		2,926,084

Non-controlling interest		10,320		10,320

Shareholders’ equity
Subscriptions received in advance [note 8]		—		60,000
Share capital [note 9]		36,706,478		31,560,337
Contributed surplus [note 10]		2,096,750		1,428,173
Deficit		(27,902,382)		(25,373,768)
		10,900,846		7,674,742
		14,892,422		11,385,912

See accompanying notes

On behalf of the Board:

“Louis Wolfin”                              “David Wolfin”
Director                                      Director

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

(In Canadian Dollars)

			Years ended January 31
	For the period from inception on January 22, 1981 to January 31, 2007		2007		2006		2005
	$		$		$		$

REVENUE
Sales		2,176,079		—		—		—
Cost of sales		(5,383,348)		—		—		—
		(3,207,269)		—		—		—

EXPENSES
Administrative services		1,058,598		—		—		—
Amortization		3,454		726		909		1,136
Consulting fees [note 11(c)]		360,203		132,675		40,603		41,480
Directors fees [note 11(e)]		137,763		62,000		12,000		14,000
Investor relations and shareholder information		2,036,600		135,120		85,283		74,075
Legal and accounting		3,081,781		482,017		208,314		74,308
Listing and filing fees		170,062		32,787		17,532		20,428
Management fees [note 11(d)]		486,715		132,215		105,000		75,000
Office and miscellaneous		2,133,341		96,729		82,007		93,910
Salaries and benefits		1,008,707		86,948		625,351		79,929
Stock-based compensation [note 9(c)]		2,148,042		748,409		1,056,100		343,533
Transfer agent fees		65,918		13,862		9,124		12,470
Travel		991,671		60,477		59,760		35,816
		13,682,855		1,983,965		2,301,983		866,085
Loss before the following		(16,890,124)		(1,983,965)		(2,301,983)		(866,085)
Other items
Interest income		998,712		144,422		20,454		33,786
Foreign exchange gain (loss)		355,331		(115,024)		193,650		110,909
Gain realized on disposition of
option on property		143,552		—		—		—
Gain on sale of investment		17,692		—		—		—
Recovery (writedown) of advances receivable		(414,443)		(66,120)		12,467		—
Financing costs		(341,006)		—		—		—
Writedown of investment securities		(838,485)		(28,657)		—		—
Loss on equipment disposals		(32,784)		—		—		—
Writedown of equipment		(16,335)		—		—		—
Writedown of mineral properties		(7,110,148)		—		—		—
Loss for the year before future income
taxes and non-controlling interest		(24,128,038)		(2,049,344)		(2,075,412)		(721,390)
Future income tax expense [note 13]		(3,774,333)		(479,270)		(187,865)		(262,275)
Non-controlling interest		(11)		—		(11)		—
Loss for the period		(27,902,382)		(2,528,614)		(2,263,288)		(983,665)

Deficit, beginning of the period				(25,373,768)		(23,110,480)		(22,126,815)
Deficit, end of the period				(27,902,382)		(25,373,768)		(23,110,480)

Basic and diluted:
Loss per share				(0.38)		(0.47)		(0.21)

Weighted average number of common shares outstanding				6,619,070		4,789,881		4,629,892

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

			Years ended January 31
	For the period from inception on January 22, 1981 to January 31, 2007		2007		2006		2005
	$		$		$		$

OPERATING ACTIVITIES
Loss for the period		(27,902,382)		(2,528,614)		(2,263,288)		(983,665)
Adjustments for items not involving cash:
Amortization		3,454		726		909		1,136
Writedown of equipment		16,335		—		—		—
Stock-based compensation		2,148,042		748,409		1,056,100		343,533
Non-controlling interest		11		—		11		—
Future income tax expense		3,774,333		479,270		187,865		262,275
Writedown of investment securities		838,485		28,657		—		—
Writedown of mineral properties		7,110,148		—		—		—
Writedown of advances receivable		414,443		66,120		12,467		—
Loss on equipment disposals		32,784		—		—		—
Gain on sales of investments		(17,692)		—		—		—
Gain realized on disposition of option on property		(143,552)		—		—		—
Foreign exchange (gain) loss		(631,764)		89,877		(214,051)		(157,429)
Change in non-cash working capital:
(Increase) decrease in advances receivable		(464,885)		11,916		3,276		(21,556)
(Increase) decrease in interest receivable and
prepaid expenses		(86,644)		(82,908)		(57,209)		(1,671)
Increase (decrease) in accounts payable
and accrued liabilities		452,439		(244,371)		610,873		7,590
(Decrease) increase in advances payable
to related parties		17,972		(43,984)		(14,396)		(6,397)
Decrease in asset restoration obligation		(386)		(386)		—		—
Cash used in operating activities		(14,438,859)		(1,475,288)		(677,443)		(556,184)

INVESTING ACTIVITIES
Mineral properties acquisition and
exploration expenditures incurred		(17,683,870)		(1,660,128)		(584,880)		(897,908)
Acquisition of Marcus Corporation		(14,498)		—		(14,498)		—
Proceeds on sale of equipment		92,732		—		—		—
Repayment of (advances of) loan receivable		—		83,000		(33,000)		(50,000)
Purchase of equipment		(145,485)		—		—		—
Purchase of investments		(1,058,950)		—		(17,474)		—
Decrease (increase) in reclamation deposit		(332,229)		(71,253)		257,081		33,662
Cash used in investing activities		(19,142,300)		(1,648,381)		(392,771)		(914,246)

FINANCING ACTIVITIES
Increase (decrease) in subscriptions received in advance		—		—		60,000		—
Cash from share subscriptions receivable		—		—		11,945		58,700
Issuance of shares for cash, net		36,097,741		5,006,309		189,194		316,720
Cash provided by financing activities		36,097,741		5,006,309		261,139		375,420

Net increase (decrease) in cash
and cash equivalents		2,516,582		1,882,640		(809,075)		(1,095,010)
Cash and cash equivalents, beginning of period		29,129		663,071		1,472,146		2,567,156
Cash and cash equivalents, end of period		2,545,711		2,545,711		663,071		1,472,146

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest				57		40		145
Income taxes				—		—		—

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

(In Canadian Dollars)

	Acquisition Cost		Exploration Expenditures		Proceeds of Interest Disposed of		Total
	$		$		$		$

Robertson Property[note 6(a)(i) and 6(a)(iii)]
Balance, January 31, 2005		801,956		9,566,092		(1,937,625)		8,430,423
2006 transactions, net		—		1,623,354		—		1,623,354
Balance, January 31, 2006		801,956		11,189,446		(1,937,625)		10,053,777
2007 transactions, net		14,068		1,669,522		—		1,683,590
Balance, January 31, 2007		816,024		12,858,968		(1,937,625)		11,737,367

Ruf and Norma Sass Properties[note 6(a)(ii)]
Balance, January 31, 2005		—		81,130		(39,301)		41,829
2006 transactions, net		—		—		—		—
Balance, January 31, 2006		—		81,130		(39,301)		41,829
2007 transactions, net		—		(23,462)		—		(23,462)
Balance, January 31, 2007		—		57,668		(39,301)		18,367

Eagle Property[note 6(b)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

Ludlow Property [note 6(c)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

JDN Property[note 6(d)]
Balance, January 31, 2005, 2006 and 2007		1		—		—		1

Total Properties, as at January 31, 2007		816,027		12,916,636		(1,976,926)		11,755,737

See accompanying notes

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

1.	NATURE OF BUSINESS

Coral Gold Resources Ltd. (“Coral” or the “Company”) is in the exploration stage, and is in the process of exploring its mineral property interests and has not yet determined whether they contain enough gold reserves, such that their recovery would be economically viable. The Company’s mining claims are located in the states of Nevada and California in the United States. The investment in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral properties interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. The value of the Company’s mineral properties could become impaired should its exploration activities cease or be unsuccessful, and may result in future write-downs of capitalized property carrying values.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 16 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining in good standing its mineral properties.

The carrying values of mineral interests, on a property-by-property basis, is reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Investment securities

The investments in Mill Bay Ventures Inc. and Levon Resources Ltd. are carried at cost less writedowns determined to be other than temporary. They will be written down to their net realizable value if and when it has been determined that and other than temporary impairment to their value has occurred.

Fair value of financial instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, interest receivable, investment securities, loan receivable, accounts payable and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

At January 31, 2007 and 2006, the Company had approximately $1,922,599 and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits. Therefore, the Company is exposed to significant concentrations of credit risk.

At January 31, 2007 and 2006, the Company had approximately $332,229 and $260,976, that will be paid back once the Company has fulfilled its obligations to restore exploration sites to their original condition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Gains and losses on translation is included in operating results for the year.

Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over the assets’ estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2007		2006
	$		$

Cash		2,035,232		663,071
Cash equivalents		510,479		—
		2,545,711		663,071

The effective interest rate earned on cash equivalents for the year was 5.7% [2006 - 3.1%; 2005 – nil].

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.

Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate.

As the Company incurred losses for the 2007, 2006 and 2005 fiscal year, stock options and share purchase warrants, as disclosed in note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in operating results in the period that includes the date of substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Asset retirement obligation

Asset retirement obligations are accounted for pursuant to Section 3110, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation is to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

Stock-based compensation

The Company adopted Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock and stock options granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3.	MARCUS CORPORATION ACQUISITION

During the year ended January 31, 2006, the Company completed the following acquisition which was accounted for by the purchase method with effect from the date of acquisition.

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus Corporation (“Marcus”). The Company acquired the shares at a total cost, including costs of acquisition of $15,992, of $660,997. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values as follows:

	$

Cash		1,494
Mineral properties		1,022,231
Future income taxes		(352,662)
Non-controlling interest		(10,066)
		660,997

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

4.	INVESTMENT SECURITIES

	2007		2006
	$		$

Levon Resources Ltd.
967,571 common shares [2006 - 967,571]		77,117		77,117

Mill Bay Ventures Inc.
518,731 common shares [2006 - 518,731]		41,634		70,291
		118,751		147,408

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2007 were $41,498 [2006 - $46,688], and $145,136 [2006 - $91,910], respectively.

5.	EQUIPMENT

	Cost		Accumulated amortization		Net book value
	$		$		$

2007
Computer hardware		5,926		3,214		2,712
Equipment		436		240		196
		6,362		3,454		2,908

2006
Computer hardware		5,926		2,536		3,390
Equipment		436		192		244
		6,362		2,728		3,634

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES

(a)	Robertson property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruf Claims (66.67% owned).

(i)	Carve-out Claims - 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect, and did elect, to have the 49% of its interest reverted to a 39% carried interest.

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruf/Sass Claims - see note 7(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruf/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement (the “Agreement”) dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Agreement to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson property (continued)

(ii)	Norma Sass/Ruf - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Norma Sass/Ruf Claims (the “Property”). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruf/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)
Incur minimum expenditures on the Property in the amount of US $300,000, of which $100,000 was to be incurred on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

This Option Agreement with Goldfranchise has been terminated due to Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) on the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Lander Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration for the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(a)	Robertson property (continued)

Date		Advance Royalty (US$)	Minimum Work

Execution of the Agreement	December 30, 2004	$25,000	—
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	—
Fifth Anniversary	December 30, 2009	$150,000	—

A minimum of 13,000 ft of exploration drilling was completed as part of the first year’s minimum work commitment. The initial and the first anniversary advance royalty payments have been paid and received. During fiscal 2007 and prior to the second anniversary of the agreement, AGE decided not to commit to a further 15,000 ft of drilling or pay the $50,000 royalty payment, thereby terminating the agreement.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond [note 7].

(iv)	Marcus Corporation

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company controls Marcus, and owns an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

6.	MINERAL PROPERTIES (continued)

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(c)	Ludlow Property

The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(d)	JDN Property

The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

7.	RECLAMATION DEPOSIT

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 6(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year ended January 31, 2007, additional planned exploration activities were approved by the Bureau of Land Management (the “Bureau”). Therefore, the Bureau increased the amount of the required deposit to $332,229 (US$282,268) [2006 - $260,976].

The Company, as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

8.	SUBSCRIPTIONS RECEIVED IN ADVANCE

During the year ended January 31, 2006, the Company received $60,000 towards private placements of 20,000 shares that were issued in the current year as part of the private placement that closed on March 4, 2006.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL

(a)	Authorized: unlimited common shares without par value.

(b)	Issued:

		Amount		Deficit
	Shares	$		$

Balance, January 31, 2004	4,361,685		29,646,238		(22,126,815)
2005 share issuances for cash:					—
Private placements	255,220		1,039,464		—
Exercise of warrants	1,600		4,960		—
Exercise of stock options	30,400		76,000		—
Share issuance costs	—		(11,984)		—
Loss for the period	—		—		(983,665)
Balance, January 31, 2005	4,648,905		30,754,678		(23,110,480)
2006 share issuances for cash:					—
Exercise of warrants	9,397		25,944		—
Exercise of stock options	102,500		174,250		—
Shares returned to treasury	(2,500)		(11,000)		—
Fair value of stock options exercised	—		87,560		—
Shares issued for Marcus Corp purchase	347,964		528,905		—
Loss for the period	—		—		(2,263,288)
Balance, January 31, 2006	5,106,266		31,560,337		(25,373,768)
2007 share issuances for cash:					—
Private placements	1,500,000		4,500,000		—
Exercise of warrants	191,194		527,888		—
Exercise of stock options	36,900		66,430		—
Shares returned to treasury	(2,000)		(11,000)		—
Fair value of stock options exercised	—		35,147		—
Fair value of warrants exercised	—		44,685		—
Share issuance costs	—		(17,009)		—
Loss for the period	—		—		(2,528,614)
Balance, January 31, 2007	6,832,360		36,706,478		(27,902,382)

During the year ended January 31, 2007, the Company issued a private placement of 1,500,000 units at a price of $3.00 per unit, each unit consisting of one common share. The Company incurred share issuance costs of $17,009 in connection with this private placement.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	At January 31, 2007, the following director, officer and employee stock options are outstanding and exercisable enabling the holders to acquire additional common shares as follows:

Number of Shares	ExercisePrice	Weighted Average Remaining Contractual Life (yr)	Expiry Date

268,000	$1.70	2.87	December 1, 2009
30,000	$1.70	2.87	April 12, 2010
210,500	$3.55	3.87	December 12, 2010
280,000	$3.92	4.60	September 5, 2011

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Numberof Shares	Weighted Average Exercise Price $

Balance outstanding, January 31, 2004	173,250	2.50
2005 - Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50
Balance outstanding, January 31, 2005	535,500	1.91
2006 - Granted	407,500	3.36
2006 - Expired	(142,600)	2.50
2006 - Exercised	(102,500)	1.70
Balance outstanding, January 31, 2006	697,900	2.67
2007 - Granted	280,000	3.92
2007 - Cancelled	(152,500)	3.55
2007 - Exercised	(36,900)	1.80
Balance outstanding, January 31, 2007	788,500	2.98

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	(continued)

During the year ended January 31, 2005, the Company adopted a stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 929,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $748,409 [2006 - $1,056,100; 2005 - $343,533] with respect to stock options granted. The weighted average fair value of the options granted during 2007 was $2.79 per share [2006 - $2.59 per share; 2005 - $0.83 per share].

The fair value of options granted during the year ended January 31, 2007 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.0%, volatility factor of 89.18%, and a life of 5 years.

The fair value of options granted during the year ended January 31, 2006 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.09% and 4.42%, dividend yield of 0.0%, volatility factors of 104.23% and 101.41%, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility; changes in the subjective input assumptions can materially affect the fair value estimate.

The Company adopted the Canadian Institute of Chartered Accountants Handbook, section 3870, stock-based compensation and other stock-based payments, effective February 1, 2002. During fiscal 2004, the Company prospectively adopted the fair value based method of accounting for stock options granted to employees. Had the Company followed the fair value based method during fiscal 2003 and recognized stock-based compensation expense, the following would have been the effect on the Company’s loss from inception to date:

	$

Loss for the period from inception on
January 22, 1981 to January 31, 2007
- as reported		(27,902,382)
- pro-forma		(28,016,236)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

9.	SHARE CAPITAL (continued)

(c)	(continued)

The changes in share purchase warrants were as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance outstanding, January 31, 2004	1,086,766	$3.57
Issued	255,220	$5.21
Exercised	(1,600)	$3.10
Expired	(364,885)	$4.00
Balance outstanding, January 31, 2005	975,501	$3.84
Issued	173,975	$2.00
Exercised	(9,397)	$2.76
Expired	(17,456)	$3.24
Cancelled	(6,925)	$4.29
Balance outstanding, January 31, 2006	1,115,698	$3.57
Exercised	(191,194)	$2.77
Expired	(822,120)	$3.96
Balance outstanding, January 31, 2007	102,384	$2.00

At January 31, 2007, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
102,384	$2.00	September 15, 2007

10.	CONTRIBUTED SURPLUS

	2007		2006
	$		$
Balance, beginning of the year		1,428,173		343,533
Stock-based compensation expense		748,409		1,056,100
Warrants issued on acquisition of Marcus Corporation		—		116,100
Fair value of stock options exercised		(35,147)		(87,560)
Fair value of warrants exercised		(44,685)		—
Balance, end of the year		2,096,750		1,428,173

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)
Advances receivable represent amounts due from related parties. These amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management in regards to the cost sharing agreement for overhead expenses; and $16,217 [2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868] with two companies with common management and common directors.

(b)
Advances payable include $17,000 [2006 - $31,620] due to Directors in regards to past directors’ fees; $Nil [2006 - $26,922] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $972 [2006 - $Nil] to an officer of the Company in regards to expense reimbursements; and $Nil [2006 - $3,414] to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director.

(d)	Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company.

(e)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were repaid to a private company owned by a Director.

(f)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(g)	An allowance in the amount of $209,840 [2006 - $209,840; 2005 - $209,840] has been accrued in respect of advances made to a Company with common management.

(h)
The loan receivable of $83,000 outstanding at January 31, 2006, which was due from a subsidiary of a related company with common management that provides drilling services, was collected during the current year.

(i)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

11.           RELATED PARTY TRANSACTIONS (continued)

(j)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

12.	ASSET RETIREMENT

Management has assessed their asset retirement obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $15,614 [2006 - $16,000]. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

13.	INCOME TAXES

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2007		2006		2005
	$		$		$

Loss before taxes		(2,049,344)		(2,075,412)		(721,390)
Income tax rate		34.12%		34.75%		35.62%

Income tax recovery at the statutory rate		699,236		721,206		256,959

Permanent differences		(299,735)		(384,610)		(136,879)
Losses not benefited		(561,561)		(436,019)		(382,158)
Changes in income tax rates		(317,210)		(88,442)		(197)
Net future income tax expense		(479,270)		(187,865)		(262,275)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

13.	INCOME TAXES (continued)

The components of the future income tax assets (liabilities) are as follows:

	2007		2006
	$		$

Future income assets
Non-capital loss carry-forwards		3,320,749		2,752,021
Resource interests		703,729		774,556
Other		105,305		30,301
		4,129,783		3,556,878
Less: valuation allowance		(4,129,783)		(3,556,878)
Net future income tax asset		—		—
Future income tax liability
Resource interests		(3,495,231)		(2,926,084)
Net future income tax liability		(3,495,231)		(2,926,084)

The valuation allowance reflects the Company’s estimate that the tax assets are not, more likely than not to be realized.

At January 31, 2007, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $4,482,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

	$
2008		243,000
2009		231,000
2010		527,000
2011		627,000
2015		522,000
2026		1,231,000
2027		1,101,000
		4,482,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 and expire at various times through 2017.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

14.	SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues for each of the 2007, 2006 and 2005 fiscal year. All losses for 2007, 2006 and 2005 are as a result of Canadian head office costs. Costs of USA operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

	Canada		USA		Total
	$		$		$

2007
Current assets		2,616,989		65,808		2,682,797
Investment in securities		118,751		—		118,751
Equipment		2,908		—		2,908
Mineral properties		—		11,755,737		11,755,737
Reclamation deposit		—		332,229		332,229
		2,738,648		12,153,774		14,892,422

2006
Current assets		695,738		99,547		795,285
Investment in securities		74,833		72,575		147,408
Loan Receivable		83,000		—		83,000
Equipment		3,634		—		3,634
Mineral properties		—		10,095,609		10,095,609
Reclamation deposit		—		260,976		260,976
		857,205		10,528,707		11,385,912

15.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company closed a non-brokered private placement of 1,410,000 units at a price of $3.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $3.50 for one year.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)	Reconciliation of Total Assets and Liabilities

	2007		2006
	$		$
Total assets per Canadian GAAP		14,892,422		11,385,912
Mineral properties [note 16(h)]		(10,703,195)		(9,057,135)
Investment securities [note 4]		67,883		(8,810)
Total assets per U.S. GAAP		4,257,110		2,319,967

Total liabilities per Canadian GAAP		3,991,576		3,711,170
Future income tax liability [note 13]		(3,142,569)		(2,573,422)
Total liabilities per U.S. GAAP		849,007		1,137,748

(ii)	Reconciliation of Deficit under U.S. GAAP

	2007		2006		2005
	$		$		$
Deficit end of year per Canadian GAAP		(27,902,382)		(25,373,768)		(23,110,480)
Stock compensation expense [note 9(c)]		(60,000)		(60,000)		(60,000)
Deferred exploration expenditures, net		(10,703,195)		(9,057,135)		(8,472,255)
Future income taxes [note 13]		3,142,569		2,573,422		2,599,608
Deficit end of year per U.S. GAAP		(35,523,008)		(31,917,481)		(29,043,127)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(b)	Reconciliation of Consolidated Statement of Operations items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2007		Year ended January 31, 2006		Year ended January 31, 2005
	$		$		$
Loss for the year per Canadian GAAP		(2,528,614)		(2,263,288)		(983,665)
Deferred exploration expenditures		(1,646,060)		(584,880)		(897,908)
Future income taxes		479,270		187,865		262,275
Foreign exchange (gain) loss		89,877		(214,051)		(157,429)
Loss for the year per U.S. GAAP		(3,605,527)		(2,874,354)		(1,776,727)
Unrealized gain (loss) on investment securities		76,693		(14,581)		5,771
Comprehensive loss for the year per U.S. GAAP		(3,528,834)		(2,888,935)		(1,770,956)

(c)	Loss Per Share U.S. GAAP

	Year ended January 31, 2007	Year ended January 31, 2006	Year ended January 31, 2005
	$	$	$
Loss per share - basic and diluted	(0.54)	(0.60)	(0.38)

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income (loss) in addition to net earnings. Comprehensive income (loss) includes net income (loss) plus other comprehensive income (loss); specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income (loss) in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

									Accumulated
									Other	Total
	Share Capital			Share	Additional Paid	Comprehensive			Comprehensive	Shareholders’
	Number of	Amount		Subscriptions	In Capital	Income (Loss)	Deficit		Income (Loss)	Equity
	Shares	$		$	$	$	$		$	$
Balance, January 31, 2004	4,361,685		29,646,238	791,720	60,000	—		(27,266,400)	—	3,231,558
Share subscriptions	—		—	(791,720)	—	—		—	—	(791,720)
Issuance of shares, net [see note 9(b)]	287,220		1,108,440	(11,945)	—	—		—	—	1,096,495
Stock-based compensation expense	—		—	—	343,533	—		——	—	343,553
Components of comprehensive loss:
- net loss	—		—	—	—	(1,776,727)		(1,776,727)	—	(1,776,727)
- change in unrealized gain (loss) of marketable securities	—		—	—	—	5,771		—	5,771	5,771
						(1,770,956)
Balance, January 31, 2005	4,648,905		30,754,678	(11,945)	403,533			(29,043,127)	5,771	2,108,910

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (Loss) (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

											Accumulated
											Other
							Additional	Comprehensive			Comprehensive	Total
	Share Capital			Share			Paid In	Income			Income	Shareholders’
	Number of	Amount		Subscriptions	Warrants		Capital	(Loss)	Deficit		(Loss)	Equity
	Shares	$		$	$		$	$	$		$	$

Balance, January 31, 2005	4,648,905		30,754,678	(11,945)		—	403,533	—		(29,043,127)	5,771	2,108,910
Share subscriptions	—		—	71,945		—	—	—		—	—	71,945
Issuance of shares, net [see note 9(b)]	457,361		805,659	—		116,100	—	—		—	—	921,759
Stock-based compensation expense	—		—	—		—	1,056,100	—		—	—	1,056,100
Fair value of stock option exercises	—		—	—		—	(87,560)	—		—	—	(87,560)
Components of comprehensive loss:
- net loss	—		—	—		—	—	(2,874,354)		(2,874,354)	—	(2,874,354)
- change in unrealized gain (loss) of marketable securities	—		—	—		—	—	(14,581)		—	(14,581)	(14,581)
								(2,888,935)
Balance, January 31, 2006	5,106,266		31,560,337	60,000		116,100	1,372,073			(31,917,481)	(8,810)	1,182,219
Share subscriptions	—		—	(60,000)		—	—	—		—	—	(60,000)
Issuance of shares, net [see note 9(b)]	1,726,094		5,146,141	—		—	—	—		—	—	5,146,141
Stock-based compensation expense	—		—	—		—	748,409	—		—	—	748,409
Fair value of stock option exercises	—		—	—		—	(35,147)	—		—	—	(35,147)
Fair value of warrants exercised	—		—	—		(44,685)	—	—		—	—	(44,685)
Components of comprehensive loss:
- net loss	—		—	—		—	—	(3,605,527)		(3,605,527)	—	(3,605,527)
- change in unrealized gain (loss) of marketable securities	—		—	—		—	—	76,693		—	76,693	76,693
								(3,528,834)
Balance, January 31, 2007	6,832,360		36,706,478	—		71,415	2,085,335			(35,523,008)	67,883	3,408,103

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(e)	Supplemental Financial Information

(i)	Reconciliation of Cash Flows under U.S. GAAP

Cash Flows from Operating Activities

	2007		2006		2005
	$		$		$
Cash used in operating activities per Canadian GAAP		(1,475,288)		(677,443)		(556,184)
Deferred exploration expenditures		(1,646,060)		(584,880)		(897,908)
Cash used in operating activities per U.S. GAAP		(3,121,348)		(1,262,323)		(1,454,092)

Cash Flows from Investing Activities

	2007		2006		2005
	$		$		$
Cash used in investing activities per Canadian GAAP		(1,648,381)		(392,771)		(914,246)
Deferred exploration expenditures		1,646,060		584,880		897,908
Cash used in investing activities per U.S. GAAP		(2,321)		192,109		(16,338)

(f)	Additional Disclosure Required by U.S. GAAP

(i)	Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiaries, Coral Resources, Inc., Marcus Corporation and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 [2006 - $28,003] due from a joint venture with common management and common directors; $Nil [2006 - $7,850] from a company controlled by a Director; $1,471 [2006 - $1,430] from a Director of the Company; $4,751 [2006 - $Nil] due to a company with common management; and $16,217 [2007: $62,253 less an allowance for bad debt of $46,036; 2006: $89,992 less an allowance for bad debt of $76,868] with two companies with common management and common directors.

(ii)
Advances payable include $17,000 [2006 - $31,620] due to Directors; $Nil [2006 - $26,922] due to a company with common management; $972 [2006 - $Nil] to an officer of the Company; and $Nil [2006 - $3,414] to a company controlled by a Director.

(iii)	Consulting fees of $30,000 [2006 - $30,000; 2005 - $30,000] were paid to a company owned by a Director.

(iv)	Management fees of $65,000 [2006 - $105,000; 2005 - $75,000] were paid to a company owned by a Director and $35,965 [2006 - $Nil; 2005 - $Nil] was paid to an officer of the Company.

(v)	Geological consulting fees of $42,400 [2006 - $19,200; 2005 - $17,100] were paid to a private company owned by a Director.

(vi)	Directors’ fees of $62,000 [2006 - $12,000; 2005 - $14,000] were paid to Directors of the Company.

(vii)	An allowance in the amount of $209,840 [2005 - $209,840] has been accrued in respect of advances made to a company with common management.

(viii)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $225,000 [2006 - $525,000].

(ix)	Investment securities would be noted as “Investments in Related Entities” on the balance sheet.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(g)	Additional Disclosure Required by SEC (continued)

(x)
The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $116,135 [2006 - $166,203; 2005 - $135,140] was charged to operations in relation to the cost sharing agreement.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

(h)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under U.S. GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred [see note 6[a] to 6[d]].

(i)	Investment Securities

U.S. GAAP requires available for sale investments to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP, the gain (loss) from available for sale investments is not recognized into operations (loss for the period) until the securities are sold and the gain (loss) is realized or there is an other-than-temporary impairment. Canadian GAAP requires such long-term investments are recorded at cost. The investments are written down when impairment is considered other than temporary, in which case the written-down value becomes the new cost base. In the Company’s case for the year ended January 31, 2007, a write-up was required for U.S. GAAP (to record to fair value).

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(j)	Stock Based Compensation

Canadian GAAP and U.S. GAAP both have the same policy of recording a compensation expense for the estimated fair value of stock options granted except that U.S GAAP, FAS 123R, requires the Company to estimate expected forfeitures at the grant date. Under U.S. GAAP the Company adopted the policy of fair value accounting for stock options, FAS 123, a year earlier than for Canadian GAAP, and at that time, the Company did not record a stock compensation charge of $60,000 under Canadian GAAP. Therefore, there is an adjustment of $60,000 to retained deficit when reconciling from Canadian GAAP to U.S. GAAP.

FAS 123R was adopted as at February 1, 2007, under the modified prospective method of adoption.  The Company’s stock options vest immediately upon granting.  Forfeitures are estimated under FAS 123R for options that are not fully vested.  Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For U.S. GAAP purposes, stock based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statement of operations and deficit.

(k)	New Accounting Pronouncements for U.S GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Coral Gold Resources Ltd.
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005	(In Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(k)	New Accounting Pronouncements for U.S GAAP (continued)

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earning at each subsequent reporting date. The statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.